Exhibit 99.1

HUB Security Receives Nasdaq Notification Regarding Minimum Bid Price Requirement

TEL AVIV, Israel, June 13, 2023 – HUB Security Ltd (Nasdaq: HUBC), a developer of Confidential Computing cybersecurity solutions and services ("HUB Security" or the "Company"), received a notification on June 9, 2023 from The Nasdaq Stock Market (“Nasdaq”) notifying the Company that it is no longer in compliance with Nasdaq Listing Rule 5450(a)(1), because for the past 30 consecutive business days preceding the date of the notification (“Notice”), the bid price per share of the Company’s ordinary shares, no par value (“Ordinary Shares”) had closed below the $1.00 per share minimum bid price required for continued listing on Nasdaq (the “Minimum Bid Price Requirement”)..

The Notice has no immediate effect on the listing of the Company’s Ordinary Shares, and the Company’s Ordinary Shares continue to trade on Nasdaq under the symbol “HUBC”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided with an initial 180-calendar day period, ending on December 6, 2023, (the "Initial Compliance Period") to regain compliance with the Minimum Bid Price Requirement. If at any time during the Initial Compliance Period, the closing bid price per share of the Ordinary Shares is at least U$$1.00 for a minimum of 10 consecutive business days, it is expected that Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

If the Company does not regain compliance within the Initial Compliance Period, it may be eligible for an additional 180- calendar day compliance period, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(ii), provided that it meets the applicable market value of publicly held shares requirement for continued listing and all applicable standards for initial listing on the Nasdaq Capital Market (except the Minimum Bid Price Requirement) and notifies Nasdaq of its intent to cure this deficiency during this second compliance period. If the Company has not regained compliance within the period(s) granted by Nasdaq, including any extensions, the Ordinary Shares will be subject to delisting, pending an appeal to the Nasdaq Hearing Panel.

The Company's business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its Ordinary Shares and will consider its options in order to regain compliance with the Minimum Bid Price Requirement.

About HUB Cyber Security Ltd.

HUB Cyber Security Ltd was established in 2017 by veterans of the 8200 and 81 elite intelligence units of the Israeli Defense Forces and began trading as a public company on Nasdaq on March 1, 2023 under the ticker "HUBC." HUB Security specializes in unique cybersecurity solutions protecting sensitive commercial and government information and is a recognized leader in the rapidly evolving field of zero-trust confidential computing, an area of cybersecurity that provides protection to data even when computers are infected, and administrators are compromised. HUB Security's computing solutions aim at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. The Company operates in over 30 countries and provides innovative cybersecurity computing appliances as well as a wide range of cybersecurity services worldwide.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements include, without limitation, statements regarding the financial position, business strategy, plans and objectives of management for future operations, and any statements that refer to characterizations of future events or circumstances, including any underlying circumstances. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this report, the words “could,” “should”, “will,” “may,” “anticipate,” “believe,” “expect,” “estimate,” “intend,” “plan,” “project,” the negative of such terms, and other similar expressions are intended to identify forward looking statements, although not all forward-looking statements contain such identifying words. Such forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the Company and: (i) the Company’s ability to submit a plan to regain compliance with the Nasdaq Listing Rules; (ii) the Company’s ability to meet minimum bid price required for continued listing on Nasdaq) (iii) the Company’s ability to meet other Nasdaq continued listing standards; (iv) expectations regarding the Company’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and the Company’s ability to invest in growth initiatives and pursue acquisition opportunities; (v) the risk that the consummation of the business combination disrupts the Company’s current operations and future plans; (vi) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) limited liquidity and trading of the Company’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (x) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for the Company; and (xi) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s final proxy statement/prospectus filed on December 5, 2022.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of the Company prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning matters addressed in this press release and attributable to the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this press release. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Investor Contact:

Marc P. Griffin
ICR, Inc. for HUB Security
Marc.Griffin@ICRinc.com

Media Contact:

HUB Security
Gili Nizani
gili.nizani@hubsecurity.io